UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unless we otherwise specify, when used in this Form 6-K the terms “SouFun,” “we” and “our” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

This Form 6-K contains our unaudited financial results as of and for the three and six months ended June 30, 2014 and a discussion of these results, which we previously publicly released on August 7, 2014.

This Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-181407).

Second Quarter 2014 Results

Revenues

SouFun reported total revenues of $168.2 million for the second quarter of 2014, representing an increase of 16.7% from $144.1 million for the corresponding period in 2013, primarily driven by the growth in marketing services.

Revenue from marketing services was $74.3 million for the second quarter of 2014, an increase of 26.1% from $58.9 million for the corresponding period in 2013.

Revenue from e-commerce services was $48.6 million for the second quarter of 2014, an 8.1% increase from $45.0 million for the same period in 2013. The growth was primarily driven by increased penetration in more cities but negatively affected by the sluggish demand for new homes.

Revenue from listing services was $41.7 million for the second quarter of 2014, an increase of 8.5% from $38.4 million for the corresponding period in 2013. The growth in listing services was negatively affected by the slowdown in secondary home sales and our reduction in listing services fees.

Revenue from other value-added services was $3.6 million for the second quarter of 2014, an increase of 97.6% from $1.8 million for the corresponding period in 2013, mainly by an increase in real estate data related services.

Cost of Revenue

Cost of revenue was $29.3 million for the second quarter of 2014, an increase of 12.1% from $26.1 million for the corresponding period in 2013. The increase in cost of revenue was mainly driven by the increase in staff costs and VAT taxes.

Gross margin was 82.6% for the second quarter of 2014, slightly improved from 81.9% for the corresponding period in 2013.

Operating Expenses

Operating expenses were $57.6 million for the second quarter of 2014, an increase of 35.9 % from $42.4 million for the corresponding period in 2013.

Selling expenses were $31.7 million for the second quarter of 2014, an increase of 38.2% from $23.0 million for the corresponding period in 2013, primarily due to increased staff costs and advertising and promotion expenses as we continued to increase headcount to support our service expansion and technology and product development, as well as increased spending for advertising campaigns.

General and administrative expenses were $25.9 million for the second quarter of 2014, an increase of 33.1% from $19.4 million for the corresponding period in 2013, primarily due to increased staff costs.

Operating Income

Operating income was $81.7 million for the second quarter of 2014, an increase of 7.8% from $75.8 million for the corresponding period in 2013.

Income Tax Expenses

Income tax expense was $23.9 million for the second quarter of 2014, a 3.4% decrease compared to $24.7 million for the corresponding period in 2013. Effective tax rate was 26% for the second quarter of 2014 as compared to 30.6% for the same period in 2013. The decrease in the effective tax rate was primarily due to a tax benefit from certain PRC subsidiaries obtaining tax exemption status in May 2014 for 2013 and 2014. And to a less extent, by the fact that certain subsidiaries were subject to 5% withholding tax rate for the second quarter of 2014 compared to 10% withholding tax rate in the corresponding period in 2013.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $68.2 million for the second quarter of 2014, a 23.2% increase from $55.4 million for the corresponding period in 2013. Fully diluted earnings per ADS was $0.15 for the second quarter of 2014, a 15.4% increase from $0.13 for the corresponding period in 2013.

Cash

As of June 30, 2014, SouFun had cash, cash equivalents, and short-term investments of $927.3 million, compared to $943.7 million as of March 31, 2014. Cash flow from operating activities was $40.1 million for the second quarter of 2014, a 49.6% decrease from $79.6 million for the same period in 2013 mainly caused by the approximately $21.9 million entrusted loans provided to developers and home buyers under our financial services program and an approximately $27.2 million decrease in advance payments from our clients as compared to the second quarter of 2013.

First Half 2014 Results

Revenues

SouFun reported total revenues of $289.4 million for the first half of 2014, representing an increase of 23.0% from $235.2 million for the corresponding period in 2013, primarily driven by the growth in marketing services and listing services.

Revenue from marketing services was $121.3 million for the first half of 2014, an increase of 28.0% from $94.8 million for the corresponding period in 2013.

Revenue from e-commerce services was $78.0 million for the first half of 2014, a 9.4% increase from $71.3 million for the same period in 2013. The growth was primarily driven by increased penetration in more cities but negatively affected by the sluggish demand for new homes.

Revenue from listing services was $83.8 million for the first half of 2014, an increase of 28.4% from $65.3 million for the corresponding period in 2013, primarily due to the growth in the number of agency subscribers. As mentioned above, the growth in listing services was negatively affected by the slowdown in secondary home sales and our reduction in listing services fees.

Revenue from other value-added services was $6.2 million for the first half of 2014, an increase of 63.0% from $3.8 million for the corresponding period in 2013, due primarily to an increase in real estate data related service.

Cost of Revenue

Cost of revenue was $54.2 million for the first half of 2014, an increase of 17.4 % from $46.2 million for the corresponding period in 2013. The increase in cost of revenue was primarily due to the increase in staff costs and taxes.

Gross margin was 81.3% for the first half of 2014, slightly improved from 80.4% for the corresponding period in 2013.

Operating Expenses

Operating expenses were $104.5 million for the first half of 2014, an increase of 37.1% from $76.2 million for the corresponding period in 2013.

Selling expenses were $59.3 million for the first half of 2014, an increase of 42.2% from $41.7 million for the corresponding period in 2013, primarily due to increased staff costs and advertising and promotion expenses as we continued to increase headcount to support our service expansion and technology and product development, as well as increased spending for advertising campaigns.

General and administrative expenses were $45.2 million for the first half of 2014, an increase of 31.0% from $34.5 million for the corresponding period in 2013, primarily due to increased staff costs.

Operating Income

Operating income was $131.3 million for the first half of 2014, an increase of 16.1% from $113.0 million for the corresponding period in 2013.

Income Tax Expenses

Income tax expense was $39.1 million for the first half of 2014, a 7.5% increase compared to $36.4 million for the corresponding period in 2013. The effective tax rate was 26.3% for the first half of 2014, compared to 30.3% for the corresponding period in 2013. The decrease in the effective tax rate was primarily due to a tax benefit from certain PRC subsidiaries obtaining tax exemption status in May 2014 for 2013 and 2014. And to a less extent, by the fact that certain subsidiaries were subject to 5% withholding tax rate for the first half of 2014 compared to 10% withholding tax rate in the corresponding period in 2013.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $109.7 million for the first half of 2014, an increase of 31.0% from $83.8 million for the corresponding period in 2013. Fully diluted earnings per ADS was $0.25 for the first half of 2014, a 25.0% increase from $0.20 for the corresponding period in 2013.

Cash

Cash flow from operating activities was $166.3 million for the first half of 2014, a 19.3% increase from $139.4 million for the same period in 2013.

Changes to the Board of Directors and Management

On August 7, 2014:

•	Mr. Jeff Xuesong Leng resigned as a director of the Company.

•	The Board of Directors (the “Board”) appointed Mr. Sol Trujillo as an independent director to the Board. Mr. Trujillo is an international business executive with three decades’ experience as CEO of large market cap global companies in the United States, the European Union and Asia Pacific, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. Mr. Trujillo earned his B.S. in Business and an MBA in Finance from University of Wyoming.

•	Mr. Richard Jiangong Dai resigned as President and Chief Executive Officer of the Company. Mr. Dai will continue to serve as a director of the Company.

•	The Board appointed Mr. Vincent Tianquan Mo, SouFun’s founder and Executive Chairman of the Board, as Chief Executive Officer.

Cash Dividends to Shareholders

On August 7, 2014, the Board approved and declared a cash dividend of US$1.00 per share on SouFun’s ordinary shares. Five SouFun’s American depositary shares (“ADS”) represent one ordinary share.

The cash dividend will be paid by August 29, 2014 to shareholders of record as of the close of business on August 18, 2014. Dividends will be paid to SouFun’s ADS holders through the depositary bank, JPMorgan Chase Bank, N.A., subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except as noted)

	June 30, 2014	Dec 31, 2013
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	239,191	581,010
Restricted cash, current	—	255,917
Short-term investments	688,123	10,138
Accounts receivable, net	53,349	44,541
Funds receivable	18,684	37,124
Prepayment and other current assets	27,170	31,758
Loan receivable	21,896	—
Deferred tax assets, current	3,379	3,165

Total current assets	1,051,792	963,653

Non-current assets:
Property and equipment, net	217,615	221,442
Restricted cash, non-current	206,343	257,499
Deferred tax assets, non-current	1,815	1,728
Deposit for non-current assets	75,963	38,140
Long-term investments	49,506	—
Other non-current assets	25,935	22,627

Total non-current assets	577,177	541,436

Total assets	1,628,969	1,505,089

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	—	90,000
Deferred revenue	134,031	115,043
Accrued expenses and other liabilities	171,678	143,292
Income tax payable	16,367	43,688
Customers’ refundable fees	75,140	53,066
Amounts due to a related party	937	537

Total current liabilities	398,153	445,626
Non-current liabilities:
Long-term loans	180,750	180,750
Convertible senior notes	400,000	350,000
Deferred tax liabilities, non-current	97,203	84,767
Other non-current liabilities	403	479

Total non-current liabilities	678,356	615,996

Total Liabilities	1,076,509	1,061,622

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 57,627,378 shares and 57,440,895 shares issued and outstanding as at June 30, 2014 and December 31, 2013, respectively	7,430	7,376
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at June 30, 2014 and December 31, 2013, respectively	3,124	3,124
Additional paid-in capital	94,036	89,071
Accumulated other comprehensive income	37,632	43,381
Retained earnings	410,238	300,515

Total SouFun Holdings Limited shareholders’ equity	552,460	443,467
Noncontrolling interests	—	—

Total equity	552,460	443,467

TOTAL LIABILITIES AND EQUITY	1,628,969	1,505,089

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Marketing services	74,303	58,947	121,286	94,760
E-commerce services	48,618	44,972	78,033	71,335
Listing services	41,674	38,423	83,819	65,257
Other value-added services	3,560	1,802	6,238	3,826

Total revenues	168,155	144,144	289,376	235,178

Cost of Revenues:
Cost of services	(29,291)	(26,124)	(54,196)	(46,154)

Total Cost of Revenues	(29,291)	(26,124)	(54,196)	(46,154)

Gross Profit	138,864	118,020	235,180	189,024

Operating expenses and income:
Selling expenses	(31,748)	(22,965)	(59,282)	(41,697)
General and administrative expenses	(25,852)	(19,424)	(45,168)	(34,484)
Other income	472	167	525	167

Operating Income	81,736	75,798	131,255	113,010

Foreign exchange gain (loss)	(1)	2	(13)	2
Interest income	12,836	6,315	24,180	11,993
Interest expense	(4,085)	(3,218)	(9,179)	(6,555)
Government grants	1,616	432	2,582	854
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	—	821	—	821
Gain on bargain purchase	—	—	—	102

Income before income taxes and noncontrolling interests	92,102	80,150	148,825	120,227
Income tax expenses
Income tax expenses	(23,901)	(24,747)	(39,102)	(36,380)

Net income	68,201	55,403	109,723	83,847
Net income attributable to noncontrolling interests	—	35	—	70

Net income attributable to SouFun Holdings Limited shareholders	68,201	55,368	109,723	83,777
Other comprehensive income, net of tax
Foreign currency Translation	(6)	8,323	(7,840)	9,691
Realized gain on available-for-sale security	—	(821)	—	(821)
Unrealized gain on available-for-sale security	2,091	—	2,091	78

Total other comprehensive income, net of tax	2,085	7,502	(5,749)	8,948

Comprehensive income	70,286	62,905	103,974	92,795

Earnings per share for Class A and Class B ordinary shares
Basic	0.83	0.71	1.34	1.07
Diluted	0.77	0.67	1.24	1.01
Earnings per ADS
Basic	0.17	0.14	0.27	0.21
Diluted	0.15	0.13	0.25	0.20
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	81,917,870	77,923,911	81,885,231	77,962,391
Diluted	92,506,249	83,124,647	92,927,800	83,266,708
Weighted average number of ADSs outstanding:
Basic	409,589,351	389,619,555	409,426,156	389,811,955
Diluted	462,531,244	415,623,235	464,639,001	416,333,540

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: August 8, 2014

Exhibit Index

Exhibit 99.1 —	Press Release